WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER ST
LONDON, EC

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

File No. 82-34719

December 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 1/8

Enclosures
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:831521.1

SECURITAS

FILE NO. 82-34719

Press Release from Securitas AB

December 19, 2003

Letter of intent regarding Pengar i Sverige AB

Securitas Värde AB in Sweden, has signed a letter of intent regarding Pengar i Sverige AB, a wholly owned subsidiary of the Swedish National Bank for cash services. The intention is that Securitas will take over the majority of operations from Pengar i Sverige AB and that a final agreement between the parties should be signed during February 2004. A final take over is on condition that the Swedish Competition Authority gives necessary authorization.

Further information can be obtained from:
Thomas Berglund, President and CEO +44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Pengar i Sverige

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

FILE NO. 82-34719

SECURITAS

Press Release from Securitas AB

December 22th, 2003

Management appointed for Securitas Cash Handling Services division

In order to further strengthen the management of Securitas Cash Handling Services and to form a joint management for Cash Handling Services in USA and Europe, the following appointments have been made.

James B. Mattly has been appointed Chairman of the joint Securitas Cash Handling Services division. Jim Mattly has since 1991 lead the rebuilding and development of Loomis, Fargo & Co from a loss making regional cash carrier to the leading cash transportation and cash management company in USA.

Clas Thelin has been appointed divisional President of the joint Securitas Cash Handling Services division as well as President and CEO of Loomis, Fargo & Co (the US part of Securitas Cash Handling Services). He will become a member of Group Management in Securitas AB. For ten years Clas Thelin was President for the operations of ASSA ABBLOY in North and South America. He has led the organization since it was formed in 1994. ASSA ABLOY Americas has grown from $30 million in sales and 300 employees to $1 billion in sales with 10,000 employees. The years 1989-1993 Clas Thelin was the President of Securitas Security Systems in Sweden.

Johan Eriksson has been appointed Executive vice President of the joint Securitas Cash Handling Services division. Johan Eriksson is presently President of Securitas Cash Handling Services Europe and remains also in this position.

Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70